Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Scotiabank Lowers Prices for TradeFreedom Customers

     TORONTO, Oct. 21 /CNW/ - Scotiabank announced today it is lowering online direct investing prices for the Bank's TradeFreedom clients.
     "Scotiabank remains committed to its goal to be Canada's leading provider of online brokerage services," said Cathy Welling, Managing Director, Head of
Online Brokerage. "Our sophisticated trading platform at TradeFreedom, coupled with the strong financial support of Scotiabank, reinforces our commitment to provide a comprehensive range of direct investing choices and excellent customer service." Scotiabank's offering includes ScotiaMcLeod Direct
Investing (SMDI), TradeFreedom Securities and E(x)TRADE Canada, which was acquired by the Bank in July.
     Effective November 1, 2008, all TradeFreedom clients who complete
150 trades or more per quarter will enjoy a base price of $6.99 per trade -
down from $9.95 - plus electronic communication network (ECN) and exchange fees which remain unchanged. All TradeFreedom clients with less than
150 trades per quarter will continue at a base price of $9.95 per trade, plus
ECN and exchange fees.
     "Direct brokerage is playing an increasingly significant role in wealth management as Canadians are doing more self-directed trading," added Ms.
Welling. "Scotiabank's focus going forward will be to provide our customers with a single platform that reflects the best of all three of our online brokerage businesses."

     About Scotiabank

     Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12.5 million customers in some
50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $462 billion in assets (as at July 31, 2008), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Frank Switzer, Scotiabank, at (416) 866-7238, or frank_switzer(at)scotiacapital.com/
     (BNS. BNS)

CO:  Scotiabank

CNW 08:00e 21-OCT-08